Exhibit 99.1

MicroAlgo Announces the full-year financial results for fiscal year 2025

Shenzhen, China, April 1, 2026 – MicroAlgo Inc. (NASDAQ: MLGO), (the “Company”), a leading developer and application provider of bespoke central processing algorithms, today announced its financial results for the year ended December 31, 2025.

Financial Highlights 2025

●	The Company’s net profit for 2025 was RMB 127.56 million (USD 18.15 million), representing a substantial increase of 143.5% compared with the same period of the prior year, demonstrating the Company’s strong profitability.

●	Diluted earnings per share for 2025 were RMB 14.87 (USD 2.12), compared with RMB 3.99 in 2024, representing an increase of 272.7%.

●	Total shareholders’ equity more than doubled, reaching RMB 2,321.80 million (USD 330.33 million) as of December 31, 2025, representing an increase of 122.8% from RMB 1,041.93 million at the end of 2024.

Operating Performance

●	The Company continued to focus on its core central processing algorithm services and is committed to providing high-quality solutions for internet advertising customers. In 2025, the Company achieved operating revenue of RMB 422.05 million (USD 60.05 million), gross profit of RMB 108.82 million (USD 15.48 million), with a gross margin of 25.8%.

●	Operating expenses decreased significantly by 35.3% year-on-year, mainly due to the successful completion of major algorithm development projects and strict cost control measures. Operating profit amounted to RMB 22.38 million (USD 3.18 million), increase of 11.1% compared with the same period, reflecting continuous improvements in the Company’s operational efficiency and cost management.

Quote from Min Shu, CEO of MicroAlgo:

“2025 is the year when we achieved outstanding results. We have achieved strong growth in net profit while maintaining stable cash flow and ample liquidity. These achievements fully demonstrate the robustness of the company's core business and our continuous efforts in cost control and operational efficiency improvement. We believe that with a solid financial foundation and clear strategic direction, the company is fully prepared for sustainable growth in the future.”

The information disclosed in this press release does not purport to be complete and is qualified in its entirety by reference to the Company’s annual report on Form 20-F. The annual report, which contains the Company’s audited consolidate statements, can be accessed on the SEC’s website at http://www.sec.gov and on the Company’s investor relations website at http://ir.microalgor.com/.

About MicroAlgo Inc.

MicroAlgo Inc. (the “MicroAlgo”), a Cayman Islands exempted company, is dedicated to the development and application of bespoke central processing algorithms. MicroAlgo provides comprehensive solutions to customers by integrating central processing algorithms with software or hardware, or both, thereby helping them to increase the number of customers, improve end-user satisfaction, achieve direct cost savings, reduce power consumption, and achieve technical goals. The range of MicroAlgo’s services includes algorithm optimization, accelerating computing power without the need for hardware upgrades, lightweight data processing, and data intelligence services. MicroAlgo’s ability to efficiently deliver software and hardware optimization to customers through bespoke central processing algorithms serves as a driving force for MicroAlgo’s long-term development.

Safe Harbor / Forward-Looking Statements

This press release contains statements that may constitute “forward-looking statements.” Forward-looking statements are subject to numerous conditions, many of which are beyond the control of MicroAlgo, including those set forth in the Risk Factors section of MicroAlgo’s periodic reports on Forms 20-F and 6-K filed with the SEC. Copies are available on the SEC’s website, www.sec.gov. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, MicroAlgo’s expectations with respect to future performance and anticipated financial impacts of the business transaction.

MicroAlgo undertakes no obligation to update these statements for revisions or changes after the date of this release, except as may be required by law.

Contact

MicroAlgo Inc.

Investor Relations

Email: ir@microalgor.com